Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

October 25, 2017

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Mail Stop 4720

Re: Financial Gravity Companies, Inc.

Registration Statement on Form S-1

Filed September 18, 2017

File No. 333-220505

Dear Mr. King:

We received your letter dated October 13, 2017 with comments to the referenced Registration Statement on Form S-1 for Financial Gravity Companies, Inc., File No. 333-220505.

We have restated the Commission’s comments below and have included our complete response.

General

1.       Please tell us whether you believe you currently have the ability to deliver a put notice to GHS Investments pursuant to the equity financing agreement. In this regard we note that Sections 2.3(iii) and 5.8 of the Agreement together appear to have contractually required you to file a Form 8-K in connection with entering into the Agreement but you do not appear to have made this filing. This suggests that you may be in breach of the agreement and this in turn suggests that GHS is not irrevocably bound to pay for and accept all the shares. Please note that if GHS is not irrevocably bound to pay for and accept all the shares, you should withdraw this registration statement and refile a new registration statement after the breach is cured or otherwise register the resale after the exercise of each put. Please refer to our Questions 139.12 to 139.22 of our Compliance and Disclosure Interpretations, which are available on our website.

Response:

Thank you for the comment. Yes, Financial Gravity Companies, Inc. (the “Company”) believes that it has the ability to deliver a put notice (indeed, a series of put notices) to GHS Investments pursuant to the equity financing agreement.

The Company is contractually required to file a Form 8-K in connection with entering into the equity financing agreement. The failure to timely file a Form 8-K is an oversight that the Company is rectifying right away, to announce the fact that the Company has entered into the equity financing agreement and containing the relevant exhibits. The failure to timely file a Form 8-K is not an event which may cause termination of the equity financing agreement, under article VIII of the equity financing agreement. Accordingly, GHS Investments is irrevocably bound to pay for and accept all the shares subject to put notices.

U.S. Securities and Exchange Commission

October 25, 2017

On a related note, GHS Investments has worked closely with the Company to prepare and file the Registration Statement on Form S-1, and GHS Investments accepted (as of September 20th) the full amount of the commitment fee.

2.       Please disclose the material terms of, and file as exhibits, the registration rights agreement and the $30,000 promissory note given to GHS Investments as a commitment fee and referenced in Section 2.7 of the equity financing agreement.

Response:

Thank you for the comment. The Company is filing a Form 8-K right away, to announce the fact that the Company has entered into the equity financing agreement and containing the relevant exhibits. Although referenced in the equity financing agreement, the parties did not enter into the commitment fee note and consequently that document will not appear as an exhibit. As a point of information, in lieu of entering into a commitment fee note, the commitment fee has been paid to GHS Investments in full.

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The Company acknowledges that:

•                  The Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And thank you for your professional attention.

Respectfully,

/s/ John Pollock

Chief Executive Officer